UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-36187

EVOGENE LTD.
(Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot, Rehovot 7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

At The Market Offering

On June 11, 2026, Evogene Ltd. (the “Company”) entered into a Sales Agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners (the “Agent”), pursuant to which the Company may offer and sell, from time to time, its ordinary shares, par value NIS 0.2 per share (“ordinary shares”), through the Agent in an “at the market offering” (the “ATM Offering”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), for an aggregate offering price of up to $2,926,500.

Any ordinary shares offered in the ATM Offering will be issued pursuant to a shelf registration statement on Form F-3 (File No. 333-277565) and the prospectus contained therein, which was declared effective by the Securities and Exchange Commission (the “SEC”) on March 28, 2024. The Agent may sell ordinary shares (A) in privately negotiated transactions with the Company’s consent or (B) by any other method permitted by law deemed to be an ATM Offering, including block transactions, sales made directly on the Nasdaq Stock Market or sales made into any other existing trading market for the Company’s ordinary shares. Subject to the terms and conditions of the Sales Agreement, the Agent will use its commercially reasonable efforts to sell the Company’s ordinary shares from time to time, based upon its instructions (including any price, time or size limits or other parameters or conditions that the Company may impose). The Company will pay to the Agent a cash commission of 3.0% of the gross proceeds from the sale of any ordinary shares by the Agent under the Sales Agreement. The Company and the Agent have also provided each other with customary indemnification rights.

The Company is not obligated to make any sales of ordinary shares under the Sales Agreement and no assurance can be given that it will sell any ordinary shares under the Sales Agreement, or, if it does, as to the price or number of such shares that it will sell, or the dates on which any such sales will take place. The Sales Agreement may be terminated by either party as set forth in the Sales Agreement.

This Report of Foreign Private Issuer on Form 6-K (this “Report”) shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The legal opinion of Meitar | Law Offices relating to the legality of the issuance and sale of the ordinary shares under the Sales Agreement is attached as Exhibit 5.1 to this Report.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the Sales Agreement, which is attached as Exhibit 10.1 to this Report and incorporated herein by reference.

The contents of this Report are incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-277565 and 333-294650) and Form S-8 (File Nos. 333-193788, 333-201443, 333-203856, 333-259215, 333-286197 and 333-294648), filed with the SEC, to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
5.1	Opinion of Meitar | Law Offices.
10.1	Sales Agreement by and between Evogene Ltd. and A.G.P./Alliance Global Partners, dated June 11, 2026.
23.1	Consent of Meitar | Law Offices (included in Exhibit 5.1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOGENE LTD. (Registrant)

Date: June 11, 2026	By:	/s/ Ofer Haviv
Ofer Haviv
Chief Executive Officer